UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: February 19, 2015

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated February 19, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: February 19, 2015	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS

FOURTH QUARTER AND ANNUAL 2014 RESULTS

Highlights

•	In 2014, Teekay Tankers realized the highest fourth quarter spot tanker rates since 2008.

•

Reported fourth quarter 2014 adjusted net income attributable to shareholders of Teekay Tankers of $18.6 million, or $0.21 per share (excluding specific items which increased GAAP net income by $1.7 million, or $0.01 per share) compared to an adjusted net loss of $2.4 million, or $0.03 per share, in the fourth quarter 2013.

•

Reported fiscal year 2014 adjusted net income attributable to shareholders of Teekay Tankers of $33.9 million, or $0.39 per share, compared to an adjusted net loss of $16.3 million, or $0.20 per share, for fiscal year 2013.

•	Generated fourth quarter 2014 Free Cash Flow(1) of $0.35 per share, an increase of 192 percent from the same period of the prior year.

•

In December 2014, Teekay Tankers agreed to acquire four Long Range 2 (LR2) product tankers and one Aframax tanker for an aggregate purchase price of approximately $230 million; and completed a $125 million equity offering, including $20 million from Teekay Corporation, to partially fund the acquisition.

•	Since October 2014, secured time charter-in contracts for two additional Aframax tankers and one LR2 product tanker, bringing the total in-charter fleet to 11 vessels.

Hamilton, Bermuda, February 19, 2015—Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported adjusted net income attributable to its shareholders (2) (as detailed in Appendix A to this release) of $18.6 million, or $0.21 per share, for the quarter ended December 31, 2014, compared to an adjusted net loss attributable to its shareholders of $2.4 million, or $0.03 per share, for the same period in the prior year. The increase is primarily due to stronger spot tanker rates in the fourth quarter of 2014 compared to the same period in the prior year and an increase in fleet size due to the addition of 11 in-chartered vessels delivered during 2014. Adjusted net income (loss) attributable to shareholders excludes a number of specific items that had the net effect of increasing net income attributable to shareholders by $1.7 million, or $0.01 per share and by $16.5 million, or $0.20 per share, for the three months ended December 31, 2014 and 2013, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to its shareholders of $20.3 million, or $0.22 per share, for the quarter ended December 31, 2014, compared to $14.1 million, or $0.17 per share, for the quarter ended December 31, 2013. Net revenues(3) were $73.9 million and $39.7 million for the three months ended December 31, 2014 and 2013, respectively.

For the year ended December 31, 2014, the Company reported an adjusted net income attributable to its shareholders(2) of $33.9 million, or $0.39 per share, compared to adjusted net loss attributed to its shareholders of $16.3 million, or $0.20 per share, for the prior year. The increase is primarily due to stronger spot tanker rates for the year ended December 31, 2014 compared to the prior year, an increase in fleet size due to addition of 11 in-chartered vessels delivered during 2014, an increase in interest income recognized from the Company’s investment in term loans, which concluded in March 2014, and higher equity income from the Company’s equity accounted investments for the year ended December 31, 2014 as compared to the prior year. Adjusted net income (loss) attributable to its shareholders excludes a number of specific items that had the net effect of increasing net income attributable to its shareholders by $23.2 million, or $0.27 per share, and decreasing the net loss attributable to its shareholders by $8.2 million, or $0.10 per share, for the year ended December 31, 2014 and 2013, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to its shareholders of $57.1 million, or $0.66 per share, for the year ended December 31, 2014, compared to a net loss attributable to its shareholders of $8.1 million, or $0.10 per share, for the year ended December 31, 2013. Net revenues(3) were $225.6 million and $161.8 million for the years ended December 31, 2014 and 2013, respectively.

- more -

During the fourth quarter of 2014, the Company generated $31.7 million, or $0.35 per share, of Free Cash Flow(1), compared to $10.4 million, or $0.12 per share, in the fourth quarter of 2013 due to the reasons noted above. On January 2, 2015, Teekay Tankers declared a dividend of $0.03 per share for the fourth quarter of 2014, which was paid on January 30, 2015 to all shareholders of record on January 20, 2015. Since the Company’s initial public offering in December 2007, it has declared dividends in 29 consecutive quarters, which now total $7.425 per share on a cumulative basis.

“During the past three months, crude spot tanker rates have averaged the highest levels since the strong winter tanker market of 2008,” commented Kevin Mackay, Chief Executive Officer of Teekay Tankers. “The tanker market has experienced typical seasonal factors which have positively impacted tanker demand, namely increased oil demand and winter weather delays. The decline in oil prices has further strengthened the crude spot tanker market due to the strategic and commercial stockpiling of oil, higher refinery throughput, and the development of a contango oil price structure that has recently encouraged floating storage. Based on approximately 60 percent of spot revenues days booked to-date in the first quarter of 2015, the Company has earned average time-charter equivalent, or TCE, rates of approximately $39,000 and $30,000 per day for its spot-traded Suezmax and Aframax vessels, respectively, compared to $26,600 and $25,700 per day for the fourth quarter of 2014. Crude spot tanker rates have remained firm due to the ongoing impact of low oil prices while LR2 product tanker rates have been supported by high levels of naphtha movements into Asia.”

Mr. Mackay added, “Teekay Tankers continues to execute on its strategy of increasing exposure to the improving spot tanker market through the recent acquisition of secondhand tankers and securing new in-charter contracts at favourable rates. In December 2014, we agreed to acquire five high quality, modern secondhand tankers at an attractive aggregate price of approximately $230 million, providing us with optionality to trade the four LR2 product tankers in the crude or refined products markets. In addition, since October 2014 we have secured three additional in-charters at attractive rates which will add approximately 900 days to our overall spot tanker exposure in 2015. With strong operating leverage and a low cash break-even rate, we believe Teekay Tankers is well-positioned to benefit from the expected fundamental strength in the global tanker market.”

Summary of Recent Developments

New Fleet Acquisitions

In December 2014, Teekay Tankers agreed to acquire four LR2 product tankers and one Aframax tanker for an aggregate purchase price of approximately $230 million. The five vessels have an average age of 3.8 years, which reduces the average age of Teekay Tankers’ fleet by approximately one year. The Company has taken delivery of two of these vessels, with the remaining vessels scheduled to deliver in the first quarter of 2015 and the vessels will trade in the Taurus LR2 Pool and Aframax RSA. The acquisition will be financed with a portion of the proceeds from the Company’s December 2014 $125 million common share offering, including $20 million from Teekay Corporation, and a recently completed $127 million loan facility.

Additional Time Charter-In Vessels

Since October 2014, Teekay Tankers has secured time charter-in contracts for two additional Aframax vessels and one additional LR2 vessel, which increased Teekay Tankers’ total time charter-in fleet to 11 vessels. The new time charter-in contracts have an average daily rate of $19,200 and firm contract periods of 12 to 24 months, with extension options.

(1)

Free Cash Flow (FCF) represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items, FCF from equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives and other non-cash items. Please refer to Appendix B to this release for a reconciliation of Free Cash Flow (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

(2)

Adjusted net income (loss) attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(3)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

- more -

Tanker Market

Crude tanker spot rates strengthened considerably during the fourth quarter of 2014, with rates averaging the highest for a fourth quarter since 2008. The increase in tanker rates was primarily due to a combination of winter weather delays and the impact of lower global oil prices, which is having a positive impact on tanker rates in a number of ways:

•	Lower oil prices encourages the filling of both strategic and commercial reserves, particularly in China where the government continues to fill the second stage of its Strategic Petroleum Reserve;

•	Higher refinery throughput as refiners take advantage of improved refining margins; and

•	Reduced bunker prices, which are positive for tanker earnings by lowering voyage operating costs.

Crude tanker rates have remained strong in the first quarter of 2015 due to a combination of increased Russian oil exports, ongoing winter weather delays, and continued strong oil demand due to low oil prices. In addition, rates for large crude tankers have been supported by the emergence of floating storage, with more than 30 Very Large Crude Carriers (VLCCs) booked on time-charter contracts with storage options in January 2015. As these storage options are exercised, this will have a positive knock-on impact on the Suezmax sector, as the removal of VLCCs from the trading fleet increases demand for Suezmaxes on certain routes.

LR2 product tanker rates in the fourth quarter of 2014 averaged the highest for a fourth quarter since 2008. LR2 rates have been supported by record high levels of Asian naphtha imports from the West, coupled with an increase in long-haul product exports as new refineries in the Middle East ramp up production. The reduction in global oil prices has also been positive for the LR2 trade, as lower naphtha prices in relation to liquefied petroleum gas (LPG) has led some petrochemical plants to process more naphtha instead of LPG.

The global tanker fleet grew by 7.2 million deadweight tonnes (mdwt), or 1.4 percent, in 2014. The majority of the fleet growth during the year was in the product sectors, whereas the crude tanker fleet grew by just 2.2 mdwt, or 0.7 percent. The global Suezmax and uncoated Aframax fleets reduced in size by three vessels, or 0.6 percent, and 19 vessels, or 2.9 percent, respectively. Looking ahead, the global tanker fleet is forecast to grow by only 1.7 percent in 2015, with growth again weighted towards the product sectors and another year of negative fleet growth expected for the Suezmax and uncoated Aframax sectors.

In January 2015, the International Monetary Fund (IMF) lowered its outlook for 2015 global economic growth to 3.5 percent, from 3.7 percent previously. This marks a modest improvement from global economic growth of 3.3 percent in 2014. Global oil demand, based on an average of forecasts from the International Energy Agency, the Energy Information Administration, and OPEC, is forecast to grow by 1.0 million barrels day (mb/d) in 2015, which is 0.2 mb/d higher than demand growth in 2014.

The outlook for crude tanker fleet utilization and spot tanker rates is expected to remain positive in 2015 based on a shrinking mid-size crude tanker fleet and a continued increase in long-haul tanker demand as more crude oil moves from the Atlantic to Pacific basins. The impact of low prices and the development of floating storage in the first quarter of 2015 are also expected to support positive tanker demand in the first half of 2015.

- more -

Operating Results

The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	December 31, 2014	September 30, 2014	December 31, 2013
Time-Charter Out Fleet
Suezmax revenue days	130	184	176
Suezmax TCE per revenue day	$20,326	$20,373	$19,490
Aframax revenue days	658	697	804
Aframax TCE per revenue day	$17,662	$17,848	$17,189
MR revenue days	92	92	92
MR TCE per revenue day (i)	$37,352	$36,666	$35,054

Spot Fleet
Suezmax revenue days	783	730	683
Suezmax spot TCE per revenue day	$26,627	$21,134	$15,221
Aframax revenue days	789	371	276
Aframax spot TCE per revenue day (ii)	$25,677	$22,105	$13,893
LR2 revenue days	644	511	276
LR2 spot TCE per revenue day	$21,884	$17,232	$12,901
MR revenue days	184	151	181
MR spot TCE per revenue day	$17,109	$13,365	$15,772

Total Fleet
Suezmax revenue days	913	914	859
Suezmax TCE per revenue day	$25,727	$20,980	$16,096
Aframax revenue days	1,447	1,068	1,080
Aframax TCE per revenue day	$22,146	$18,410	$16,347
LR2 revenue days	644	511	276
LR2 TCE per revenue day	$21,884	$17,232	$12,901
MR revenue days	276	243	273
MR TCE per revenue day (i)	$23,857	$22,199	$22,279

(i)	The charter rate on the Medium Range (MR) tanker includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.
(ii)

The combined average spot TCE rate for the Aframax tankers trading in both the Aframax Pool and on non-pool voyage charters was $25,881 per day and $19,466 per day for the three months ended December 31, 2014 and September 30, 2014, respectively. No Aframax tankers in the Company’s fleet traded on non-pool voyage charters for the three months ended December 31, 2013.

- more -

Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of February 15, 2015 (including committed in-charter and acquired vessels to be delivered):

	Owned Vessels	Chartered- in Vessels	Total
Fixed-rate:
Aframax Tankers	6	—	6
MR Product Tankers	1	—	1
VLCC Tanker(i)	1	—	1

Total Fixed-Rate Fleet	8	—	8

Spot-rate:
Suezmax Tankers	10	—	10
Aframax Tankers(ii),(iii)	6	8	14
LR2 Product Tankers(iv)(v)	7	3	10
MR Product Tankers	2	—	2

Total Spot Fleet	25	11	36

Total Teekay Tankers Fleet	33	11	44

(i)	The Company’s ownership interest in this vessel is 50 percent.
(ii)	Includes eight Aframax tankers with in-charter contracts that expire between April 2015 and September 2018; six of these vessels have options to extend.
(iii)	Includes one Aframax tanker the Company agreed to acquire in December 2014, which is expected to deliver during the first quarter of 2015.
(iv)

Includes two LR2 product tankers with in-charter contracts that expire between June and July 2015; both of these vessels have options to extend. The Company expects the remaining time charter-in LR2 vessel to deliver in the second quarter of 2015.

(v)

Includes four LR2 product tankers the Company agreed to acquire in December 2014. Two of these vessels delivered into the fleet early in February 2015 and the Company expects the remaining two LR2 vessels to deliver by the end of the first quarter of 2015.

Liquidity

As of December 31, 2014, the Company had total liquidity of $289.0 million, compared to total liquidity of $238.7 million as at September 30, 2014. Liquidity as at December 31, 2014 consists of $162.8 million of cash and $126.2 million in undrawn revolving credit facilities.

Conference Call

The Company plans to host a conference call on Thursday, February 19, 2015 at 1:00 p.m. (ET) to discuss its results for the fourth quarter and fiscal year of 2014. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 505-9568 or (416) 204-9271, if outside of North America, and quoting conference ID code 2022288.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekaytankers.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, March 5, 2015. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 2022288.

- more -

About Teekay Tankers

Teekay Tankers directly owns a fleet of 32 double-hull vessels, including 12 Aframax tankers, 10 Suezmax tankers, seven Long Range 2 (LR2) product tankers, three Medium-Range (MR) product tankers, including three LR2 vessels and one Aframax vessel to be acquired in the first quarter of 2015, and has contracted 11 time charter-in conventional tankers. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a minority interest in Tanker Investments Ltd., which currently owns a fleet of 20 modern tankers, including six vessels to be acquired in the first half of 2015. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Web site: www.teekaytankers.com

- more -

TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share data)

	Three Months Ended			Year Ended
	December 31, 2014 (unaudited)	September 30, 2014 (unaudited)	December 31, 2013 (unaudited)	December 31, 2014 (unaudited)	December 31, 2013 (unaudited)
Time charter revenues	17,803	19,986	20,832	79,804	88,320
Net pool revenues	56,302	31,648	19,205	138,631	69,675
Voyage charter revenues	1,826	1,836	132	8,040	4,415
Interest income from investment in term loans (1)	—	—	1,994	9,118	7,677

Total revenues	75,931	53,470	42,163	235,593	170,087

Voyage expenses	(2,061)	(2,872)	(2,492)	(9,984)	(8,337)
Vessel operating expenses	(23,708)	(22,935)	(21,922)	(93,022)	(91,667)
Time-charter hire expense	(13,687)	(6,309)	(1,021)	(22,160)	(6,174)
Depreciation and amortization	(12,774)	(12,451)	(12,113)	(50,152)	(47,833)
General and administrative expenses	(2,714)	(2,890)	(2,354)	(11,959)	(12,594)
Reversal of provision on investment in term loans	—	—	14,910	—	—
Gain (loss) on sale of vessels (2)	—	—	—	9,955	(71)

Income from operations	20,987	6,013	17,171	58,271	3,411

Interest expense	(2,078)	(2,042)	(2,468)	(8,741)	(10,023)
Interest income	40	49	63	287	158
Realized and unrealized (loss) gain on derivative instruments (3)	(189)	447	(1,014)	(1,712)	(1,524)
Equity income (4)	1,007	1,612	564	5,228	854
Other income (expenses)	492	(217)	(186)	3,809	(1,014)

Net income (loss)	20,259	5,862	14,130	57,142	(8,138)

Earnings (loss) per share attributable to shareholders of Teekay Tankers
- Basic	0.23	0.07	0.17	0.67	(0.10)
- Diluted	0.22	0.07	0.17	0.66	(0.10)

Weighted-average number of total common shares outstanding
- Basic	89,736,138	86,429,215	83,591,030	85,882,685	83,591,030
- Diluted	90,214,327	86,828,810	83,591,030	86,247,137	83,591,030

(1)

In 2010, the Company invested in two term loans (the Loans) secured by two 2010-built VLCC vessels. The borrowers under the Loans were in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013. In March 2014, the Company took full ownership of the vessels held as collateral in satisfaction of the Loans and accrued interest and recorded the vessels at their fair value at that date. As a result, the Company recognized an additional $9.1 million of interest income owing under the Loans for the year ended December 31, 2014.

(2)

In May 2014, the Company sold to Tanker Investments Limited (TIL) two wholly-owned subsidiaries, each of which owned one of the VLCCs referred to in note (1) above, for aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million. The Company recognized a $10.0 million gain on this transaction in the year ended December 31, 2014.

(3)

Includes realized losses relating to interest rate swaps that relate to amounts actually paid by the Company of $2.5 million, $2.5 million and $2.5 million for the three months ended December 31, 2014, September 30, 2014 and December 31, 2013, respectively, and $10.0 million and $9.9 million for the years ended December 31, 2014 and 2013, respectively.

- more -

(4)

Included in equity income are the Company’s proportionate share of earnings from its investment in TIL, which owned 14 conventional tankers at December 31, 2014, its 50 percent interest in High-Q joint venture (High-Q), which owns one VLCC tanker, and its 50 percent interest in Teekay Tanker Operations Ltd (TTOL), which owns Teekay’s conventional tanker commercial and technical management operations. The total equity income of $5.2 million for the year ended December 31, 2014 includes a gain of $1.4 million, which was the Company’s proportionate share of items included in Appendix A to this release, related primarily to the dilution gain from the common share issuance completed as part of TIL’s initial public offering, unrealized gains or losses on derivative instruments and foreign exchange items.

Components of equity income are detailed in the table below:

	Three Months Ended			Year Ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013
High-Q Joint Venture	929	844	564	2,702	854
Tanker Investments Ltd.	250	(61)	—	(184)	—
Dilution gain in respect of the Initial Public Offering of Tanker Investments Ltd.	—	—	—	2,054	—
Teekay Tanker Operations Ltd.	(172)	829	—	656	—

Total equity income	1,007	1,612	564	5,228	854

- more -

TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at December 31, 2014 (unaudited)	As at September 30, 2014 (unaudited)	As at December 31, 2013 (unaudited)
ASSETS
Cash and cash equivalents	162,797	46,366	25,646
Pool receivable from affiliates	35,254	18,669	10,765
Accounts receivable	4,178	2,591	4,247
Prepaid assets	8,883	12,957	10,361
Investment in term loans	—	—	136,061
Due from affiliates	42,502	36,674	27,991
Vessels and equipment	828,291	838,139	859,308
Investment in and advances to equity accounted investments	73,397	63,145	18,196
Derivative asset (1)	4,657	3,568	—
Other non-current assets	5,400	4,382	4,954

Total assets	1,165,359	1,026,491	1,097,529

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	19,464	24,195	23,320
Current portion of long-term debt	41,959	46,959	25,246
Current portion of derivative liabilities	7,263	6,309	7,344
Deferred revenue	637	1,739	2,961
Due to affiliates	10,395	9,252	11,323
Long-term debt	614,104	593,297	719,388
Other long-term liabilities	15,814	18,721	23,275
Equity	455,723	326,019	284,672

Total liabilities and equity	1,165,359	1,026,491	1,097,529

(1)	Derivative asset reflects the fair value of a common stock purchase warrant issued by TIL, in connection with the Company’s involvement in the formation of TIL.

- more -

TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended
	December 31, 2014 (unaudited)	December 31, 2013 (unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net operating cash flow	13,603	6,202

FINANCING ACTIVITIES
Proceeds from long-term debt	98,796	59,179
Repayments of long-term debt	(20,367)	(25,246)
Prepayment of long-term debt	(167,000)	(25,000)
Proceeds from issuance of common stock, net of share issuance costs	111,190	—
Equity contribution from Teekay Corporation	1,267	—
Cash dividends paid	(10,165)	(10,030)

Net financing cash flow	13,721	(1,097)

INVESTING ACTIVITIES
Proceeds from sale of vessels and equipment	154,000	9,114
Expenditures for vessels and equipment	(2,063)	(1,904)
Investment in and advances to equity accounted investments	(39,589)	(3,890)
Deposit for vessel purchase	(3,700)	—
Recoveries from (investment in) term loans	1,179	(9,120)

Net investing cash flow	109,827	(5,800)

Increase (decrease) in cash and cash equivalents	137,151	(695)
Cash and cash equivalents, beginning of the year	25,646	26,341

Cash and cash equivalents, end of the year	162,797	25,646

- more -

TEEKAY TANKERS LTD.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)

(in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income (loss) attributable to the shareholders of Teekay Tankers, a non-GAAP financial measure, to net income (loss) as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income (loss) attributable to the shareholders of Teekay Tankers is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	December 31, 2014 (unaudited)		December 31, 2013 (unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income—GAAP basis	20,259	$0.22	14,130	$0.17

(Subtract) add specific items affecting net income:
Unrealized gain on derivative instruments (2)	(2,335)	($0.02)	(1,486)	($0.02)
Reversal of provision on investment in term loans (3)	—	—	(14,910)	($0.18)
Other (4)	652	$0.01	(145)	—

Total adjustments	(1,683)	($0.01)	(16,541)	($0.20)

Adjusted net income (loss) attributable to shareholders of Teekay Tankers	18,576	$0.21	(2,411)	($0.03)

	Year Ended
	December 31, 2014 (unaudited)		December 31, 2013 (unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income (loss)—GAAP basis	57,142	$0.66	(8,138)	($0.10)

(Subtract) add specific items affecting net income:
Unrealized gain on derivative instruments (2)	(8,282)	($0.10)	(8,363)	($0.10)
(Gain) loss on sale of vessels (5)	(9,955)	($0.12)	71	—
Fair value on initial recognition of stock purchase warrant (6)	(3,420)	($0.04)	—	—
Dilution gain on equity accounted investment (7)	(2,054)	($0.02)	—	—
Other (4)	487	$0.01	126	—

Total adjustments	(23,224)	($0.27)	(8,166)	($0.10)

Adjusted net income (loss) attributable to shareholders of Teekay Tankers	33,918	$0.39	(16,304)	($0.20)

(1)	Fully diluted per share amounts.
(2)

Reflects the unrealized gain due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and the TIL common stock purchase warrant.

(3)

In 2010, the Company invested in two term loans (the Loans) secured by two 2010-built VLCC vessels. The borrowers under the Loans were in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013. In March 2014, the Company took full ownership of the vessels held as collateral in satisfaction of the Loans and accrued interest and recorded the vessels at their fair value at that date.

(4)

The amount recorded in Other relates to foreign exchange items as well as adjustments to earnings of equity accounted investments, including foreign exchange gains or losses and the Company’s 50-percent portion of unrealized derivative instrument gains or losses recorded by the High-Q joint venture.

(5)

In May 2014, the Company sold to TIL two wholly-owned subsidiaries, each of which owned one VLCC, for the aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million. The Company recognized a $10.0 million gain on this transaction.

(6)

Reflects the fair value on the initial recognition of the common stock purchase warrant issued by TIL to the Company during the year ended December 31, 2014, which was received in connection with the Company’s involvement in the formation of TIL.

(7)	Reflects the dilution gain from the common share issuance completed as part of TIL’s initial public offering in March 2014.

- more -

TEEKAY TANKERS LTD.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

FREE CASH FLOW

(in thousands of U.S. dollars, except share and per share data)

Description of Non-GAAP Financial Measure – Free Cash Flow

Free Cash Flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, FCF from the equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments and other non-cash items.

Three Months Ended December 31, 2014
(unaudited)
Net income for the period	20,259

Add:
Depreciation and amortization	12,774
Proportionate share of Free Cash Flow from equity accounted investments	1,836
Other	183

Less:
Unrealized gain on derivative instruments	(2,335)
Equity income	(1,007)

Free Cash Flow	31,710

Weighted-average number of common shares outstanding for the quarter	89,736,138

Free Cash Flow per share (rounded)	0.35

- more -

TEEKAY TANKERS LTD.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses where voyage expenses are comprised of all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies; however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended			Year Ended
	December 31, 2014 (unaudited)	September 30, 2014 (unaudited)	December 31, 2013 (unaudited)	December 31, 2014 (unaudited)	December 31, 2013 (unaudited)
Revenues	75,931	53,470	42,163	235,593	170,087
Voyage expenses	(2,061)	(2,872)	(2,492)	(9,984)	(8,337)

Net revenues	73,870	50,598	39,671	225,609	161,750

- more -

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet, estimated growth in global oil demand and crude oil tanker demand, changes in long-haul crude tanker movements from the Atlantic to Pacific basins, tanker fleet utilization and spot tanker rates and potential for floating storage; the effect of lower global oil prices, including the potential impact on oil stockpiling, refinery throughput, bunker fuel prices, and oil futures markets; the Company’s financial position and ability to take advantage of growth opportunities in the global conventional tanker market; the delivery timing of the five vessels the Company has agreed to acquire; and the timing of new charter-in vessel deliveries. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping or use of tankers for storage; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; delays in delivery of new charter-in vessels; factors leading to delivery delays of the five vessels the Company has agreed to acquire or failure by the Company to complete these acquisitions; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2013. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

- more -